--------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                      Page 1 of 15
--------------------------------------------------------------------------------

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)


                          CAMERON FINANCIAL CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    133425108
                                 (CUSIP Number)

                               Mr. Joseph Stilwell
                             26 Broadway, 23rd Floor
                            New York, New York 10004
                                 (212) 269-5800
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2000
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-(f) or 240.13d-1(g), check the following box. [ ]

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 2 of 15
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
               Stilwell Value Partners I, L.P.

-------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
-------------------------------------------------------------------------------
               (a)  [X]

-------------------------------------------------------------------------------
               (b)

-------------------------------------------------------------------------------
            3. SEC Use Only

               ................................................................
-------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO

-------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
-------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         ----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 139,000
Owned by       ----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      ----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 139,000
-------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               139,000
-------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  7.3%
-------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 3 of 15
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
               Stilwell Associates, L.P.

-------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
-------------------------------------------------------------------------------
               (a)  [X]

-------------------------------------------------------------------------------
               (b)

-------------------------------------------------------------------------------
            3. SEC Use Only

               ................................................................
-------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO

-------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
-------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         ----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 139,000
Owned by       ----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      ----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 139,000
-------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               139,000
-------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  7.3%
-------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 4 of 15
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
               The Margaret de Fleur Foundation, Inc.

-------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
-------------------------------------------------------------------------------
               (a)  [X]

-------------------------------------------------------------------------------
               (b)

-------------------------------------------------------------------------------
            3. SEC Use Only

               ................................................................
-------------------------------------------------------------------------------
            4. Source of Funds (See Instructions)
               OO
-------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               New York
-------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         ----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 139,000
Owned by       ----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      ----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 139,000
-------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               139,000
-------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  7.3%
-------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 5 of 15
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
               Stilwell Value LLC

-------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
-------------------------------------------------------------------------------
               (a)  [X]

-------------------------------------------------------------------------------
               (b)

-------------------------------------------------------------------------------
            3. SEC Use Only

               ................................................................
-------------------------------------------------------------------------------
            4. Source of Funds (See Instructions) WC, OO
-------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               Delaware
-------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         ----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 139,000
Owned by       ----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      ----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 139,000
-------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               139,000
-------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11): 7.3%
-------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               OO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 6 of 15
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
            1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

-------------------------------------------------------------------------------
               Joseph Stilwell

-------------------------------------------------------------------------------
            2. Check the Appropriate Box if a Member of a Group
               (See Instructions)
-------------------------------------------------------------------------------
               (a)  [X]

-------------------------------------------------------------------------------
               (b)

-------------------------------------------------------------------------------
            3. SEC Use Only

               ................................................................
-------------------------------------------------------------------------------
            4. Source of Funds (See Instructions)  PF, OO
-------------------------------------------------------------------------------
            5. Check if Disclosure of Legal Proceedings Is Required Pursuant to
               Items 2(d) or 2(e) [ ]
-------------------------------------------------------------------------------
            6. Citizenship or Place of Organization:
               United States
-------------------------------------------------------------------------------
Number of      7. Sole Voting Power: 0
Shares         ----------------------------------------------------------------
Beneficially   8. Shared Voting Power: 139,000
Owned by       ----------------------------------------------------------------
Each           9. Sole Dispositive Power: 0
Reporting      ----------------------------------------------------------------
Person With    10. Shared Dispositive Power: 139,000
-------------------------------------------------------------------------------
           11. Aggregate Amount Beneficially Owned by Each Reporting Person:
               139,000
-------------------------------------------------------------------------------
           12. Check if the Aggregate Amount in Row (11) Excludes Certain
               Shares (See Instructions) [ ]
-------------------------------------------------------------------------------
           13. Percent of Class Represented by Amount in Row (11):  7.3%
-------------------------------------------------------------------------------
           14. Type of Reporting Person (See Instructions)
               IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 7 of 15
-------------------------------------------------------------------------------


Item 1. Security and Issuer

        This is Amendment No. 2 to the Schedule 13D previously filed on July 7, 2000 ("Original 13D") and to Amendment No. 1 to the Original 13D filed on July 11, 2000 ("Amendment No. 1 to the Original 13D"), by joint filers Stilwell Value Partners I, L.P., a Delaware limited partnership ("Stilwell Value Partners I"), Stilwell Associates, L.P., a Delaware limited partnership ("Stilwell Associates"), The Margaret de Fleur Foundation, Inc., a not-for- profit corporation organized under the laws of the State of New York ("The Margaret de Fleur Foundation"), Stilwell Value LLC, a Delaware limited liability company ("Stilwell Value LLC") and the general partner of Stilwell Value Partners I, and Joseph Stilwell, managing and sole member of Stilwell Value LLC, general partner of Stilwell Associates and President and Member of the Board of Directors of The Margaret de Fleur Foundation. All of the filers of this Schedule 13D are collectively the "Group" or "Reporting Persons".

        This Schedule 13D relates to the common stock ("Common Stock") of Cameron Financial Corporation (the "Company" or the "Issuer"). The address of the principal executive offices of the Company is 1304 North Walnut Street, Cameron, Missouri 64429. The joint filing agreement of the members of the Group is attached as Exhibit 1.

Item 2. Identity and Background

        (a)-(c) This statement is filed by Joseph Stilwell, with respect to the shares of Common Stock beneficially owned by Mr. Stilwell, including: (i) shares of Common Stock held in the name of Stilwell Value Partners I, in Mr. Stilwell's capacity as the managing and sole member of Stilwell Value LLC which is the general partner of Stilwell Value Partners I; (ii) shares of Common Stock held in the name of Stilwell Associates, in Mr. Stilwell's capacity as the general partner of Stilwell Associates; and (iii) shares of Common Stock held in the name of The Margaret de Fleur Foundation, in Mr. Stilwell's capacity as President and Member of the Board of Directors of The Margaret de Fleur Foundation.

        The business address of The Margaret de Fleur Foundation is Post Office Box 1367, New York, New York 10011. The business address of the other Reporting Persons is 26 Broadway, 23rd Floor, New York, New York 10004.

        The principal employment of Mr. Stilwell is investment management. Stilwell Value Partners I and Stilwell Associates are private investment partnerships engaged in the purchase and sale of securities for their own accounts. Stilwell Value LLC is in the business of serving as the general partner of Stilwell Value Partners I. The Margaret de Fleur Foundation is a charitable foundation.

        (d) During the past five years, no member of the Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

        (e) During the past five years, no member of the Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 8 of 15
-------------------------------------------------------------------------------


        (f) Mr. Stilwell is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

        The source and amount of funds expended by members of the Group to acquire the Common Stock held was previously reported in the Original 13D filed on July 7, 2000. Since that date, the only additional funds expended has been the sum of $82,437.50 to purchase 5,000 shares of Common Stock held in Mr. Stilwell's name. Such funds were provided in part from Mr. Stilwell's personal funds and, from time to time, in part by margin account loans from subsidiaries of Bear Stearns extended in the ordinary course of business.

Item 4. Purpose of Transaction

        As previously reported in the Group's Original 13D and in its Amendment No. 1 to the Original 13D, the purpose of the acquisition of Common Stock of the Issuer by members of the Group is to profit from the appreciation in the market price of the Common Stock through the assertion of shareholder rights. The Group previously reported that it expects to actively assert shareholder rights, in the manner described therein, with the intent to influence the policies of the Issuer.

        The members of the Group previously reported that it planned to engage in discussions with the Issuer's management and Board of Directors to try to maximize short and long-term value of the Issuer's assets which the Group does not believe is adequately reflected in the current market price of the Issuer's Common Stock. In addition, the members of the Group previously reported that it planned to communicate and discuss their views with other shareholders regarding the opportunities for the Issuer to maximize shareholder value and that it had requested the Issuer's shareholder list in order to pursue this.

        On August 10, 2000, Joseph Stilwell met with members of the Issuer's senior management at the Issuer's Missouri headquarters in order to discuss with management the Issuer's inadequate Return on Equity, its failure to repurchase shares, and management's spending of $5 million to construct its headquarters which houses less than 60 employees. In addition, Mr. Stilwell requested that the Board invite himself and Spencer L. Schneider, counsel to the Group, to join an expanded Board of Directors to help the Board maximize shareholder value. Mr. Stilwell's concerns are outlined in a letter dated August 21, 2000, which is attached as Exhibit 3. That letter also confirmed that the Board rejected Mr. Stilwell's request that it invite him and Mr. Schneider to sit on the Board and that management failed to address Mr. Stilwell's concerns.

        As a result of the Board's decision to reject Mr. Stilwell's request and its failure to adequately address Mr. Stilwell's concerns, the Group has modified its intent with respect to its investment. The Group now intends to nominate alternate candidates to the Board of Directors and to solicit proxies from other shareholders of the Issuer for this purpose.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                     Page 9 of 15
-------------------------------------------------------------------------------


        Members of the Group continue to believe that the Issuer can increase shareholder value, within a reasonable period of time, by, among other things:
(a) repurchasing its shares; (b) issuing special dividends; (c) pursuing other business combinations, such as a merger; (d) liquidating various assets; and/or
(e) selling the Issuer. Members of the Group also believe that the Issuer can better evaluate all options to increase shareholder value by retaining an investment banking firm to advise it.

        The Group also expects to continue to actively assert its rights as a shareholder. Accordingly, the Group may, among other things: (a) further communicate and discuss their views with other shareholders, including discussions concerning the election of directors to the Board; and (b) make proposals to the Issuer's Board and management (including with regard to a possible sale of the Issuer).

        Members of the Group may make further purchases of shares of Common Stock. Members of the Group may dispose of any or all the shares of Common Stock held by them, although they have no current intention to do so. Except as noted in this Schedule 13D, no member of the Group has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraph (a) through (j), inclusive, of Item (4) of Schedule 13D. Members of the Group may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer

        The percentages used in this Schedule 13D are calculated based upon the number of outstanding shares of Common Stock, 1,913,649, reported as the number of outstanding shares as of August 7, 2000, on a Form 10-Q dated August 11, 2000. All purchases and sales of Common Stock reported herein were made in open market transactions on the Nasdaq National Market System.

(A) Stilwell Value Partners I

    (a) Aggregate number of shares beneficially owned: 139,000
        Percentage: 7.3%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 139,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 139,000

    (c) Stilwell Value Partners I has made no purchases since Amendment No. 1 to the Original 13D.

    (d) Because he is the managing and sole member of Stilwell Value LLC, which is the general partner of Stilwell Value Partners I, Mr. Stilwell has the power to direct the affairs of Stilwell Value Partners I, including the voting and disposition of shares of Common Stock held in the name of Stilwell Value Partners I. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Value Partners I with regard to those shares of Common Stock.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                    Page 10 of 15
-------------------------------------------------------------------------------


(B) Stilwell Associates

    (a)  Aggregate number of shares beneficially owned: 139,000
         Percentage: 7.3%

    (b)  1.  Sole power to vote or to direct vote: 0
         2.  Shared power to vote or to direct vote: 139,000
         3.  Sole power to dispose or to direct the disposition: 0
         4.  Shared power to dispose or to direct disposition: 139,000

    (c) Stilwell Associates has made no purchases since Amendment No. 1 to the Original 13D.

     (d) Because he is the general partner of Stilwell Associates, Mr. Stilwell has the power to direct the affairs of Stilwell Associates, including the voting and disposition of shares of Common Stock held in the name of Stilwell Associates. Therefore, Mr. Stilwell is deemed to share voting and disposition power with Stilwell Associates with regard to those shares of Common Stock.

(C) The Margaret de Fleur Foundation

    (a) Aggregate number of shares beneficially owned: 139,000
        Percentage: 7.3%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 139,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 139,000

    (c) The Margaret de Fleur Foundation has made no purchases since Amendment No. 1 to the Original 13D.

    (d) Because he is the President and Member of the Board of Directors of The Margaret de Fleur Foundation, Mr. Stilwell has the power to direct the affairs of The Margaret de Fleur Foundation, including the voting and disposition of shares of Common Stock held in the name of The Margaret de Fleur Foundation. Therefore, Mr. Stilwell may be deemed to share voting and disposition power with The Margaret de Fleur Foundation with regard to those shares of Common Stock.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                    Page 11 of 15
-------------------------------------------------------------------------------


(D) Stilwell Value LLC

    (a) Aggregate number of shares beneficially owned: 139,000
        Percentage: 7.3%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 139,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 139,000

    (c) Stilwell Value LLC has made no purchases of Common Stock since Amendment No. 1 to the Original 13D.

    (d) Because he is the managing and sole member of Stilwell Value LLC, Mr. Stilwell has the power to direct the affairs of Stilwell Value LLC. Stilwell Value LLC is the general partner of Stilwell Value Partners I. Therefore, Stilwell Value LLC may be deemed to share with Mr. Stilwell voting and disposition power with regard to the shares of Common Stock held by Stilwell Value Partners I.

(E) Mr. Joseph Stilwell

    (a) Aggregate number of shares beneficially owned: 139,000
        Percentage: 7.3%

    (b) 1. Sole power to vote or to direct vote: 0
        2. Shared power to vote or to direct vote: 139,000
        3. Sole power to dispose or to direct the disposition: 0
        4. Shared power to dispose or to direct disposition: 139,000

    (c) Since the filing of Amendment No. 1 to the Original 13D, Joseph
Stilwell purchased: (1) 2,000 shares of Common Stock, paying $16.1875 per share, for a total of $32,375.00, on July 11, 2000; and (2) 3,000 shares of Common Stock, paying $16.6875 per share, for a total of $50,062.50, on July 12, 2000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

        Other than the Joint Filing Agreement filed as Exhibit 1 to this filing, and as otherwise described below, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies, except for sharing of profits. Stilwell Value LLC and Mr. Joseph Stilwell, in their capacities as general partners as described in this Schedule 13D, are entitled to an allocation of a portion of profits.

        See Items 1 and 2 above regarding disclosure of the relationships between members of the Group, which disclosure is incorporated herein by reference.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                    Page 12 of 15
-------------------------------------------------------------------------------


Item 7. Material to be Filed as Exhibits

        Exhibit No.  Description
        -----------  -----------
            1        Joint Filing Agreement*
            2        Letter dated July 10, 2000 from Stilwell Associates to the
                     Issuer*
            3        Letter dated August 21, 2000 from Stilwell Value
                     Partners I, L.P. to the Issuer*


        * Previously filed as part of Amendment No. 1 to the Original 13D.

-------------------------------------------------------------------------------
CUSIP No. 133425108               SCHEDULE 13D                    Page 13 of 15
-------------------------------------------------------------------------------


                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 21, 2000
                                           STILWELL VALUE PARTNERS I, L.P.

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           By: STILWELL VALUE LLC
                                               General Partner

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           By: Joseph Stilwell
                                               Managing and Sole Member

                                           STILWELL ASSOCIATES, L.P.

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           By: Joseph Stilwell
                                               General Partner

                                           THE MARGARET DE FLEUR
                                             FOUNDATION, INC.

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           By: Joseph Stilwell
                                               President

                                           STILWELL VALUE LLC

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           By: Joseph Stilwell
                                               Managing and Sole Member

                                           JOSEPH STILWELL

                                           /s/ Joseph Stilwell
                                           -------------------------------
                                           Joseph Stilwell